Exhibit 99.1
SCHEDULE A
COVERED PERSONS

Name	Title	Business Address	Principal Occupation or Employment	Citizenship
Israel Borba	Director	Lyford Financial Centre, Building 2 Western Road, PO Box CB-10988 Lyford Cay, New Providence, The Bahamas	Executive director at J. Safra Sarasin Asset Management (Bahamas) Limited and Senior I Resident Officer/Chief Operating Manager/Managing Officer at Bank J. Safra Sarasin (Bahamas) Ltd.	Brazil
José Bouzas	Director	Avenida Balboa y Calle Aquilino de la Guardia, BICSA Financial Center, Piso 39 Panama	Executive Director and Chief Operating Office at Bank J. Safra Sarasin (Bahamas) Ltd. and Director/Secretary/Treasurer of J. Safra Sarasin Asset Management S.A.	Brazil
Philip John Warner	Director	8 The Woodlands Cradley Heath, West Midlands B64 7JY, United Kingdom	Director of Burlingtown International Holding BV	United Kingdom
José Luis Goméz Solana	Director	16, Rue des Peupliers, Genève 1205, Switzerland	CFO of Burlingtown Group	Spain